Item 7
 Aperio Group, LLC
 BlackRock Advisors, LLC
 BlackRock Financial Management, Inc.
 BlackRock Fund Advisors
 BlackRock Institutional Trust Company, National Association
 SpiderRock Advisors, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.